                                 SCHEDULE 13D/A
                                 (Rule 13d-101)


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    Under the Securities Exchange Act of 1934
                                Amendment No.  5
                                              ---

                              Quanta Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74762E102
            --------------------------------------------------------
                                 (CUSIP Number)

       Thomas R. Denison - First Reserve Corporation, One Lafayette Place,
                      Greenwich, CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 October 4, 2004
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. 74762E102               SCHEDULE 13D                 Page 2 of 8 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve GP IX, Inc.
       I.R.S. No.:  91-209254
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  [ ]

                                                                      (B)  [x]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
 NUMBER OF    7      SOLE VOTING POWER

  SHARES             0
                     -----------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

  OWNED BY           18,913,114
                     -----------------------------------------------------------
    EACH      9      SOLE DISPOSITIVE POWER

  REPORTING          0
                     -----------------------------------------------------------
   PERSON     10     SHARED DISPOSITIVE POWER

    WITH             18,913,114
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,913,114
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       16.274%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. N19808109               SCHEDULE 13D                 Page 3 of 8 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve GP IX, L.P.
       I.R.S. No.:  91-208465 3
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  [ ]

                                                                      (B)  [x]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
 NUMBER OF    7      SOLE VOTING POWER

  SHARES             0
                     -----------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

  OWNED BY           18,913,114
                     -----------------------------------------------------------
    EACH      9      SOLE DISPOSITIVE POWER

  REPORTING          0
                     -----------------------------------------------------------
   PERSON     10     SHARED DISPOSITIVE POWER

    WITH             18,913,114
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,913,114
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       16.274%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. N19808109               SCHEDULE 13D                 Page 4 of 8 Pages
-------------------                                            -----------------


--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       First Reserve Fund IX, L.P.
       I.R.S. No.:  91-208465-2
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (A)  [ ]

                                                                      (B)  [x]

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       N/A

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    [ ]


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
 NUMBER OF    7      SOLE VOTING POWER

  SHARES             0
                     -----------------------------------------------------------
BENEFICIALLY  8      SHARED VOTING POWER

  OWNED BY           18,913,114
                     -----------------------------------------------------------
    EACH      9      SOLE DISPOSITIVE POWER

  REPORTING          0
                     -----------------------------------------------------------
   PERSON     10     SHARED DISPOSITIVE POWER

    WITH             18,913,114
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       18,913,114
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                                               [ ]


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       16.274%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

      This Amendment No. 5 to the statement on Schedule 13D originally filed on October 23 2002, as amended on December 31, 2002, April 28, 2003, March 2, 2004, and September 30, 2004 (the "Statement"), is filed by First Reserve GP IX, Inc. ("First Reserve"), First Reserve GP IX, L.P. ("GP IX"), and First Reserve Fund IX, L.P. ("Fund IX," and together with First Reserve and GP IX, the "Reporting Persons") and relates to the Common Stock, par value $.00001 per share (the "Common Stock"), of Quanta Services, Inc., a Delaware corporation (the "Issuer" or "Quanta"). That Schedule 13D is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND.

      The first paragraph of Item 2 is hereby deleted in its entirety and replaced with the following:

      This Statement was filed jointly by the Reporting Persons to report the acquisition by Fund IX of Common Stock and Series A Preferred Stock and is being amended jointly by the Reporting Persons to report the disposition of 2,625,000 shares of Common Stock held directly or indirectly by the Reporting Persons on October 4, 2004.

ITEM 4.  PURPOSE OF TRANSACTION.

      The text of Item 4 of the Statement is hereby amended by adding the following:

      On October 4, 2004, in accordance with the terms of the underwriting agreement (the "Underwriting Agreement") with J.P. Morgan Securities Inc., Credit Suisse First Boston LLC, Banc of America Securities LLC, and First Albany Capital, Inc. (collectively, the "Underwriters") the Underwriters exercised their option to purchase an additional 2,625,000 shares of Common Stock (the "Option Shares"). The Underwriters purchased the Option Shares from Fund IX at a price of $5.491 per share and resold the Option Shares to the public pursuant to registration statements on Form S-3 at a price of $5.75 per share. The transaction is expected to close on October 6, 2004.

      Registration statements relating to the Option Shares have been filed with the Securities and Exchange Commission and have been declared effective. This Amendment Number 5 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Option Shares in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained, when available, from J.P. Morgan Securities Inc., 270 Park Avenue, New York, NY 10017.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      Item 5(a) is hereby deleted in its entirety and replaced with the following:

      After giving effect to the transactions contemplated by the Underwriting Agreement, as of October 4, 2004, the Reporting Persons beneficially owned an aggregate of 18,913,114 shares of Common Stock, constituting approximately 16.274% of the Common Stock outstanding based on 116,213,894 shares of Common Stock outstanding as of September 15, 2004 (comprised of 116,198,894 shares of Common Stock indicated as outstanding as of September 15, 2004 in the registration statement relating to the Option Shares, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer.)

      (a) As of the date hereof, the Reporting Persons are the beneficial owners of Quanta Common Stock in the numbers and percentages set forth in the table below:

          REPORTING PARTY                NUMBER OF SHARES       PERCENTAGE OF
                                        BENEFICIALLY OWNED          CLASS
         First Reserve (1)                18,913,114 (2)         16.274% (3)

              GP IX (1)                   18,913,114 (2)         16.274% (3)

            Fund IX (1)                   18,913,114 (2)         16.274% (3)

      (1) GP IX is the general partner of Fund IX and may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX. First Reserve, as the general partner of GP IX, may be deemed to beneficially own all of the shares of Common Stock owned by Fund IX.

      (2) Consists of 18,791,204 shares of Common Stock held directly by Fund IX, 45,187 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, options to acquire 15,000 shares of Common Stock issued to Ben A. Guill in his capacity as a director of the Issuer, and 61,723 shares issued to Thomas Sikorski in his capacity as a director of the Issuer. First Reserve, as the general partner of GP IX, may be deemed to beneficially own the aforementioned shares and options issued to Mr. Guill and Mr. Sikorski. Messrs. Guill and Sikorski disclaim beneficial ownership of any securities of the Issuer held by the Reporting Persons.

      (3) The percentage above is obtained by using as the denominator 116,213,894 shares of Common Stock, comprised of 116,198,894 shares of Common Stock indicated as outstanding as of September 15, 2004 in the registration statement relating to the Offered Securities, and options for 15,000 shares issued to Ben A. Guill in his capacity as a director of the Issuer. This denominator excludes (a) 1,154,394 shares of Limited Vote Common Stock (as indicated as outstanding as of September 15, 2004 on the registration statement relating to the Offered Securities), (b) shares of Common Stock into which the Issuer's Convertible Subordinated Notes can be converted, and (c) shares of Common Stock in which the options issued pursuant to the 2001 Stock Incentive Plan can be exercised (other than the options for 15,000 shares issued to Ben Guill in his capacity as a director of the Issuer).

      Item 5(c) is hereby deleted in its entirety and replaced with the following:

      (c) During the past 60 days, the following transactions were effected:

REPORTING                    NUMBER OF
  PARTY             DATE       SHARES         PRICE              TRANSACTION
Fund IX           9/30/2004  17,500,000      $5.491              Common Sold

Fund IX           9/30/2004   2,625,000        N/A      Over-Allotment Option granted
                                                            to sell Common Stock

Fund IX          10/04/2004   2,625,000      $5.491        Common Sold pursuant to
                                                                exercise of
                                                           Over-Allotment Option

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

      Dated:  October 5, 2004.

                                FIRST RESERVE FUND IX, L.P.

                                By:   First Reserve GP IX, L.P., General Partner
                                      By:   First Reserve GP IX, Inc.

                                            General Partner

                                      By:   /s/ Thomas R. Denison
                                            ------------------------------------
                                            Name:  Thomas R. Denison
                                            Title: Managing Director

                                FIRST RESERVE GP IX, L.P.

                                By:   First Reserve GP IX, Inc.
                                      General Partner



                                      By:   /s/ Thomas R. Denison
                                            ------------------------------------
                                            Name:  Thomas R. Denison
                                            Title: Managing Director

                                FIRST RESERVE GP IX, Inc.



                                      By:   /s/ Thomas R. Denison
                                            ------------------------------------
                                            Name:  Thomas R. Denison
                                            Title: Managing Director